UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2026

Michael P. Puorro
Chief Executive Officer
Hanover Bancorp, Inc.
80 East Jericho Turnpike
Mineola, NY 11501

Re: Hanover Bancorp, Inc.
Registration Statement on Form S-4
Filed June 04, 2026
File No. 333-296483

Dear Michael P. Puorro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Steve Donahoe, Esq.